UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING


(Check One)   [X] Form 10-K and Form 10-KSB   [ ] Form 11-K
              [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

                         For Period Ended:  December 31, 1999

                          [  ] Transition Report on Form 10-K
                          [  ] Transition Report on Form 20-F
                          [  ] Transition Report on Form 11-K
                          [  ] Transition Report on Form 10-Q
                          [  ] Transition Report on Form N-SAR
                         For the Transition Period Ended:  N/A


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


       If the notification relates to a portion of the filing checked above,
          identify the Item(s) to which the notification relates:       N/A

PART I - REGISTRANT INFORMATION

   Leak-X Environmental Corporation
       Full Name of Registrant

   N/A
       Former name if applicable:    N/A

   790 E. Market Street, Suite 270
       Address of Principal Executive Office (Street and Number)

   West Chester, PA  19382
       City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-KSB within the prescribed time period without unreasonable effort and expense because it is devoting substantially all of its resources to the resolution of a default condition with its lender, First Union National Bank, and in trying to secure alternative financing through various sources. As disclosed in the Form 8-K's filed on March 16 and 17, 2000, the Company is currently in an over advance position and in default under its Loan Agreement with First Union. The Bank has notified the Company that it expects repayment of the entire outstanding balance of $457,000 by March 31, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Joyce A. Rizzo        (610)        344-3380
                (Name)             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).  [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion
     thereof?   [X] Yes      [] No

     If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Leak-X Environmental Corporation had revenues of approximately $3,667,171 in Fiscal 1999 which were lower than revenues of $6,915,747 in Fiscal 1998 primarily because of the completion of high volume construction management services in Fiscal 1999. The Company incurred a net loss of approximately $28,373, or ($0.03) per share, for Fiscal 1999, as compared to a net loss of $344,227, or ($0.30) per share, for Fiscal 1998. Fiscal 1998 included a loss from discontinued operations of $428,606 associated with the sale of Groundwater Recovery Systems, Inc. in 1998. Excluding this charge, the net income in Fiscal 1998 would have been $84,379, or $0.07 per share. This decrease in earnings from continuing operations in Fiscal 1999 is primarily a result of a decline in sales during 1999.



                         LEAK-X ENVIRONMENTAL CORPORATION
                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2000             By:  /s/Joyce A. Rizzo
                                          Joyce A. Rizzo
                                          Chief Executive Officer